📈 HELLOWOOFY.COM, SMART MARKETING 😍

✅ Smart Marketing for Underdogs (aka SMBs). Grew 21,900%, Rev $200,000+ ! 👍

PITCH VIDEO   INVESTOR PANEL



helloWoofy
TM
Works with Hootsuite
Smart Marketing for Underdogs
AI
WeFunder Campaign

Highlights

1. Company grew over 21,900% from launch in under a year. 📈
2. Unique co-creating partnership with Hootsuite (20M social media professionals worldwide).🌎
3. Team and founder are scrappy and extremely frugal with resources to maximize returns. 🎉
4. Small businesses globally today more than ever must have an affordable digital marketing strategy which HelloWoofy.com uniquely provides at cup of coffee level pricing. ☕
5. 7,000+ SMBs using HelloWoofy to maximize their digital marketing (social media, blog and 5 7,000+ SMBs using HelloWoofy to maximize their digital marketing (social media, blog and more) ✅
6. 20M API calls made using proprietary API, EmojiData.ai recommending best text, emojis and more 📊
7. 10+ hours a week a typical marketeer can save; 📈 Improve the bottom line
8. Digital marketing platform driven by AI/data science; 🔬 Patent pending

Our Founder



Arjun Rai Founder + CEO

• Generated over $195,000 in sales in 11 months • Increased monthly API to over 18M in 11 months • Expanded customer base 21,900% • Raised over $900,000 in pre-seed VC funding through a robust network of investors and self financing

👉 As a small business owner myself, I personally understand the desperate need for smart marketing to win

online...a solution that uses science, is simple and opens up my ability to scale easily...every SMB owner in 2020 and beyond needs such a solution to survive digitally. ✅

Rapid 21,900% Growth in Under One Year Helping 7,000+ Small Businesses Worldwide 🌍



You know what it's like **running a small businesses with limited to no resources on shoe string budgets, right?** Now, in 2020 your means to run your business offline are nearly impossible...so **what does an "underdog" small business do?** They join HelloWoofy.com, **a smart marketing platform** designed for just such a customer...an underdog and best of all, it costs the price of a lovely cup of coffee.

Helping SMBs who deserve smart marketing for the price of a cup of coffee



Giving hope to small business marketing

Welcome to HelloWoofy.com, our humble **startup from New York City grew a staggering 21,900% in under one year** helping some of the most impacted small businesses around the world. **Career coaches, health coaches, coffee shops, nail salons, course creators, direct sellers, car mechanics, travel agents and more...**think the entrepreneurs that generate ~70% of the jobs in our economy

needed an affordable tool that was smart (cutting edge enterprise data science and artificial intelligence research) **and simple to use**…we filled this gap making it our mission…supporting "underdogs".


The more users use and input their posts
Remove PII Data
The better the AI becomes
The better recommendations all SMBs receive
Rinse and repeat
A rising tide lifts all boats


Giving hope to SMBs

Why Now? What's the Issue with Current Marketing Platforms? 🤔

Low End Solutions are <u>Linearly Designed and Lack Data Science to Help Small Businesses</u> Compete Against their Competitors with Unlimited Marketing Resources / Budgets…


Clunky /Data Starved but Affordable
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Clunky /Data Rich and Unaffordable + No True AI



High End Solutions are Linearly Designed and Show Data with Very Little Science to Help Small Businesses Compete Against their Competitors with Unlimited Marketing Resources / Budgets...Plus, Typical Solutions Cost $50,000 - $500,000 a year!

HelloWoofy.com, a leading Solution that's Affordable, Smart and Simple to Use 👍


The solution
Smart Writing Anywhere
Blogs/ Content Marketing
Social Media Marketing
Smart Speaker Marketing


Translate Your Copywriting into any Language
Autocomplete Social Posts Saving You Time
Soon: SEO Optimized Blog Posts Too!
See Quotes and Hashtags from any Article URL
Emojis May Drive Significant Uplifts in Engagement (A.I. Recommended)
See Royalty Free Graphics Based on Your Social Media Post and Suggested Hashtags
Use Your Favorite Graphic Editors to Create Works of Art!
Google Play
App Store
chrome

The biggest issue with creating the perfect social media or blog post is knowing which words to use, which phrases to include and in many cases, which hashtags and emojis to use.


Nearly 1M social media and blog posts generated

Schedule Blog Posts to Your Blog!





5 Quick Tech Hacks for SMBs
Guest Posts
Top 5 Tips for Marketeers
How We Built HelloWoofy.com
Draft

WordData/EmojiData API

Real Time Use of Emojis Across Globe



Copy to Clipboard

Increase your brands digital awareness



emojidata
Your API Consumption
Total: 19463970
RealTime Emoji Tracker

NEARLY 20,000,000 API Calls (and growing)

Combined, Google, Amazon and Microsoft provided over $250,000 in credits for Tech Expansion and Data Science Research



Leading software for smart marketing

It would be so much easier for a small business owner on a limited shoe string marketing budget to have the ability to perfect these points and more. Well, with over 150 million data points, HelloWoofy's backend is able to decipher and suggest the perfect combination formulating the perfect post every time. Now, every small business owner can compete against budgets that have unlimited marketing resources...just as easily!

Use HelloWoofy for:

1. Crafting engaging social media posts

2. Writing creative blog posts like a journalist (with automated citations coming soon)

3. Smart writing anywhere (using the Google Chrome HelloWoofy extension)

4. Smart speaker marketing (Laying the "rails for the railroad marketing commerce of tomorrow" to reach quarantined customers at home)

Reach Customers in Home via Amazon Alexa Skills Automatically Created for SMBs with No Coding Required 🎤

Working alongside senior executives at Amazon Alexa division, HelloWoofy created a scalable in home broadcasting solution for small business owners at the price of a cup of coffee. As simple as creating a Facebook post, small business owners can create an audio, video or text to audio post and broadcast to their customers within their homes (with opt in from the customer or end user) content that is engaging, unique and grabs attention immediately. 📈

Reach Quarantined Customers



Schedule text, audio or video posts directly to your customer's smart speakers ...plus share links to drive traffic!

Fully Integrated with Leading Co-Creating Partner, Hootsuite (Over 18M Social Media Professionals Reach) 📊

Fully Integrated with Hootsuite


Hootsuite






helloWoofy


Emojis Drive Significant Uplifts in Engagement
Use Your Favorite Graphic Editors to Create Works of Art!
See Quotes and Hashtags From any Article URL

When scheduling content, simply pick the right social media account connected via your HootSuite account to post via Hootsuite


@Arjun Rai
Page @Woofy

In the spirit of co-creation, HelloWoofy reached out to the executive team at Hootsuite, one of the largest and highly respected players in our industry, to provide a data science driven solution to existing 18M+ customers at an extremely affordable price. As a result, the co-creation efforts has brought affordable intelligent technology to thousands of SMBs globally. HelloWoofy generates, stores, schedules and does so much more on its own in addition as a "layer" or "add on" for 18M+ Hootsuite customers.

Leading Customer Group and Networking Calls for Direct Feedback

Client Networking Calls


LIVE
Every Friday 12 pm EST Client Networking Calls
zoom

Vibrant Facebook Community


Content Masters
A Community for Online Entrepreneurs



Our Customer Base Grew By:

★★★★★

21,900%

OMG!

Super vibrant interface

Has got everything I WANT...

super recommended

Any marketer's best friend. [...] HelloWoofy has great potential. [...] First and foremost the support by its founder Arjun who jumped on a conf call to help me out with a minor issue which was solved even before our call. I don't normally write product reviews, but I am doing an exception for this one.

Compete against unlimited marketing budgets, for the price of a cup of coffee

Use AI in social media marketing [...] Its AI features are pretty fun to play with and it does save you time when it comes to creating posts for your social media.







"YOUR SYSTEM IS REALLY AWESOME TO BE HONEST. [...] HAVE BEEN VERY IMPRESSED. CAN'T WAIT TO SEE FUTURE UPDATES." – BRIAN B.

"THIS IS HOW DIGITAL MARKETING SHOULD BE DONE AND SUPPORT CHANNELS." – LANE K.

"AWESOME CUSTOMER SERVICE! THANKS!" – ROBYN F.

★★★★★

"[...] IMPRESSED WITH THE ABILITY TO CHAT WITH ARJUN RAI IN THIS GROUP WHENEVER [...] IT REALLY FEELS LIKE A COMMUNITY!" – ALEXIS R.

Backed by Experts and Investors

Investors and Advisors

DRAPER ASSOCIATES   QUAKE   1517

Bonnie Halper — Editor in Chief, StartupOneStop.com
Advisor — Center (Communication/ Human Resources

Steve Hayden — Former Vice Chairman and CCO, Ogilvy Worldwide
Advisor — Marketing/Branding/Biz Dev

Jodie Green — Founder, Little Dragon Digital
Advisor and Investor — Strategy/PR/Marketing

Tim Draper — Founder, Draper Associates
Strategic Partnerships, Media and Press

Roger Marion — Founder, Marion and Allen
Legal Counsel — Legal/Financial/Investor Relations

Beier Cai — Founding Lead Engineer, Honorable Founder, Contentful
Advisor — Engineering/Data Science

Michael Donnelly — Managing Director, Lighthouse Labs LLC...
Partnerships, Agency Relations and Marketing

Scott Kallick — Business Coach
Strategy, Culture and HR

Glenn Argenbright — General Partner, Quake Capital
Human Resources

Danielle and Michael — 1517 Fund (Scout Venture for Peter Thiel)
Strategy and Culture

Troy Sandidge — Social Media Executive
Partnerships, Media, Product

Recognized in Top Publications

Nasdaq

Invest in Hellowoofy.com as a Play on AI Social Media Programing

JUL 20, 2020 1:40AM EDT

InvestorPlace - Stock Market News, Stock Advice & Trading Tips

Hellowoofy.com operates the Woofy platform, which helps better manage social media experiences.





The company also has launched a crowdfunding campaign on Republic. The minimum to invest in HelloWoofy.com is $100.

Source: Shutterstock

The founder and CEO Arjun Rai launched the business in late 2
HelloWoofy.com from his experiences with other startups that

They did not have the budgets for a top agency or in-house st
usually ad hoc and subject to failure.

MARTECH — ADS MARKETING CONTENT SALES ANALYTICS MGMT RESOURCES MORE EVENTS

Martech: Social

This start-up is using AI to suggest emojis, social content for SMBs

HelloWoofy wants to streamline social for small business.

Ginny Marvin on June 19, 2020 at 9:12 am

There is no shortage of options for social media management tools; there are more than 300 listed on the marketing technology landscape. And HelloWoofy isn't on it yet, but the start-up is aiming to bring the assistance of automation to social content creation for small businesses. The company announced a new integration with social media management platform Hootsuite Friday.

Hootsuite integration. As with any martech solution, integrations are key to user growth and retention. HelloWoofy has scheduling features, too, but it doesn't have the massive user base of Hootsuite. Rather than compete with Hootsuite, the integration enables HelloWoofy to sit on top of the veteran management platform, which connects with more than 20 social networks and has some 18 million users.


MEET
THE DRAPERS
BRAND ACCELERATOR
DRAPER
ASSOCIATES
Billionaire VC Tim Draper
Invests Total
$130,000 in helloWoofy™


2nd place for
MEET THE DRAPERS
TV show


MEET
THE DRAPERS
BRAND ACCELERATOR

Startup Competition

- Won **First Round / Semi Finalist** on **"Meet the Drapers" TV Show** (Hosted by Billionaire Investor Tim Draper of DFJ Ventures / Draper Associates)
- Won **5th Place at Draper University Final Pitches** (Competed Against 150+ Startup Founders) and Graduated Draper University Headed by Billionaire Tim Draper
- **Participated in Founder University** by World Renowned Angel Investor, **Jason Calacanis**
- Won **1st place** at **"Pitch Night NYC"**
- Won **1st place** at **"Entre Startup Competition"** at Microsoft NYC HQ





HelloWoofy

HelloWoofy, the software platform that uses AI and data science to make social media marketing easy, has been on the Network for about two months now. So far, they've raised an impressive $324,212.

Since our last update, HelloWoofy was featured on Sony Entertainment Television's show, *Meet the Drapers*. It's a reality show where entrepreneurs pitch their companies to Tim Draper and his father, Bill.

HelloWoofy's founder and CEO, Arjun Rai, is excited to report that his startup won the first round of the show and is now in first place based on the overall raise total of any contestant [...] It'll be interesting to see what they do next.

[...]

We'll talk soon.

Until next time,

Neil Patel

Categorically New...We Grew Fast

HelloWoofy in 2020 raised over

$550,000

in Equity Crowdfunding!!!


Today
Gross volume
$324.00
11:22 PM
Yesterday
$162.00
AM
Now, 11:22 PM
Reports overview
Custom
Mar 1–Sep 9
compared to
Previous year
Gross volume
+5,803.0%
$95,962.55
$1,625.65
Mar 2020
Sep 2020
Net volume from sales
+5,390.9%
$86,039.25
Mar 2020

Over 100,000 lines of code!

2x Patents + 4x Trademarks Filed

Over $200,000 in revenue in under 1 year


helloWoofy™
Smart Marketing for Underdogs

Downloads

HelloWoofy.com Deck Feb 2021.pdf